

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Brian P. Conway
Chief Executive Officer
Ozop Energy Solutions, Inc.
7 Katelyn Ct
Warwick, NY 10990

> **Re: Ozop Energy Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed May 14, 2020**
> **File No. 000-55976**

Dear Mr. Conway:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences